CAS MEDICAL SYSTEMS, INC.
                             44 EAST INDUSTRIAL ROAD
                               BRANFORD, CT 06405
                              203-488-6056 (Phone)
                               203-488-9438 (Fax)


November 5, 2007

VIA EDGAR

Mr. Gary Todd
Reviewing Accountant
United States Securities and Exchange Commission
Washington, DC  20549

Re:  CAS Medical Systems, Inc. (the "Company")
     Form 10-KSB for the fiscal year ended December 31, 2006
     Filed March 19, 2007
     File No. 000-13839

Dear Mr. Todd:

We are in receipt of your letter dated October 12, 2007, which contained comments regarding our Form 10-KSB for the fiscal year ended December 31, 2006 and responded to our letter dated September 12, 2007. Listed below are specific responses to each of your numbered comments.

Form 10-KSB for the fiscal year ended December 31, 2006
-------------------------------------------------------

Consolidated Financial Statements
---------------------------------

Note 2. Acquisition, page F-6
-----------------------------

1. WE REFERENCE YOUR RESPONSE TO PRIOR COMMENT FOUR IN OUR LETTER DATED AUGUST 28, 2007. YOU STATE THAT THERE ARE "NO INTELLECTUAL PROPERTY CONSIDERATIONS NOR WERE THERE REGISTERED TRADEMARKS OR CERTIFICATIONS AS OF THE ACQUISITION DATE WHICH MAY HAVE CREATED COMPETITIVE ADVANTAGES OR BARRIERS TO ENTRY INTO THESE MARKETS." IT IS NOT CLEAR HOW THIS AFFECTS WHETHER THERE ARE SEPARABLE OR CONTRACTUAL OR OTHER LEGAL RIGHTS WHICH SHOULD BE RECOGNIZED AS AN INTANGIBLE ASSET APART FROM GOODWILL. WE ALSO NOTE YOUR STATEMENT IN NOTE 2 THAT "STATCORP ALSO ENJOYS CERTAIN KEY OEM, PRIVATE LABEL, AND DISTRIBUTOR RELATIONSHIPS WHICH CAS MEDICAL MAY SEEK TO EXPAND TO ITS OTHER PRODUCT LINES." PLEASE FURTHER EXPLAIN THE ANALYSIS THAT UNDERLIES YOUR CONCLUSIONS ABOUT THE ALLOCATION TO INTANGIBLE ASSETS. IN THAT REGARD, FURTHER EXPLAIN TO US HOW YOU IDENTIFIED INTANGIBLE ASSETS AND HOW YOUR ASSESSMENT OF FAIR VALUE AND THE RELATED ALLOCATION COMPLY WITH THE SPECIFIC REQUIREMENTS OF SFAS 141.

     Response: During the process of identifying and valuing the assets related to the acquisition of Statcorp, Inc. in May 2005, the Company carefully considered the identification and separability of assets as addressed in SFAS 141. Appendix items A14 - A28 were particularly helpful in this respect. This led us to a review of the contracts that Statcorp held with certain of its customers and whether there were any assets arising from contractual-legal rights. The Company determined after a review of Statcorp's sales activities, sales history and discussions with its management team, that the contracts provided little to no advantage to Statcorp. Key to the relationships were Statcorp's wide product line, its willingness to private label certain products upon customer request and Statcorp's ability to service its customer base. The blood pressure cuff business is a commodity-like industry with little barrier to entry. Statcorp's products are not widely differentiated from other competitors in the market and Statcorp's market share is nominal.

     As a result of these considerations, in management's judgment in accordance with SFAS 141 there were no identifiable and measurable intangible assets to record apart from goodwill.


Note 3. Summary of Significant Accounting Policies, page F-7
------------------------------------------------------------

Intangible and Other Assets, page F-8
-------------------------------------

2. WE NOTE YOUR RESPONSE TO PRIOR COMMENT SIX IN OUR LETTER DATED AUGUST 28, 2007. PLEASE TELL US THE NATURE OF THE PATENT COSTS CAPITALIZED AS OF DECEMBER 31, 2006. PLEASE CLARIFY WHETHER THE PATENT COSTS ARE LEGAL FEES OR OTHER COSTS OF AN INTERNALLY DEVELOPING INTANGIBLE ASSET. NOTE THAT THE COSTS OF INTERNALLY DEVELOPING INTANGIBLE ASSETS THAT ARE NOT SPECIFICALLY IDENTIFIABLE, THAT HAVE INDETERMINATE LIVES, OR THAT ARE INHERENT IN A CONTINUING BUSINESS AND RELATED TO AN ENTITY AS A WHOLE ARE EXPENSED AS INCURRED PURSUANT TO THE REQUIREMENTS OF PARAGRAPH 10 OF SFAS 142.

     Response: The capitalized patent costs in question represent legal and related costs and are not costs of internally developing intangible assets. We have considered paragraph 10 of SFAS 142, however in this instance paragraph 10 was not applicable.

3. AS A RELATED MATTER, IN FUTURE FILINGS PLEASE INCLUDE IN YOUR DISCLOSURE THE AMOUNT OF ASSETS THAT ARE NOT BEING AMORTIZED UNTIL NOTIFICATION OF PATENT AWARDS.

     Response: In response to the Staff's comment, future filings will disclose the amount of assets that are awaiting notification of patent awards.

This hereby confirms that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions regarding the Company's responses to your comments, do not hesitate to call our counsel, Mike Grundei of Wiggin and Dana LLP, at 203-363-7630, or the undersigned at 203-488-6056.


                                             Sincerely,

                                             /s/ Jeffery A. Baird
                                             -------------------------
                                             Jeffery A. Baird
                                             Chief Financial Officer


cc:  Michael Grundei (Wiggin and Dana LLP)
     Richard Gesseck (UHY LLP)




















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